UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PFIZER INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Performance Share Awards and Five-Year Total Shareholder Return Units granted in 2022 and 2023 with respect to Common Stock, Par Value $0.05 Per Share

(Title of Class of Securities)

717081103 (Common Stock)

(CUSIP Number of Class of Securities)

Margaret M. Madden

Senior Vice President and Corporate Secretary,

Chief Governance Counsel, Pfizer Inc.
66 Hudson Boulevard East
New York, New York 10001-2192
(212) 733-2323

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2024 (the “Schedule TO”), by Pfizer Inc., a Delaware corporation (the “Company” or “Pfizer”) relating to the Offer to Modify Eligible Performance Share Awards and Eligible Total Shareholder Return Units (the “Modification Offer”). This Amendment No. 1 should be read in conjunction with the Schedule TO and the Modification Offer. Capitalized terms used herein and not defined herein have the meanings given to them in the Modification Offer.

The information in the Schedule TO, including all schedules and annexes to the Schedule TO that were previously filed with the Schedule TO, is incorporated herein by reference to answer the items required in this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 1. Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

Items 1 through 11.

The information set forth in the Modification Offer under “Summary Term Sheet—Overview,” “Summary Term Sheet—Frequently Asked Questions” and under “Offering Memorandum; Section 1 (“Eligible Participants; Eligible PSAs or Eligible TSRUs; the Proposed Modification; Expiration and Extension of the Offer”)” is hereby amended and supplemented by removing all references concerning continuous employment since July 24, 2024.

Question 8 under “Summary Term Sheet—Frequently Asked Questions” of the Modification Offer is amended and restated as follows:

8.       Are employees outside the United States eligible to participate in the Modification Offer?

The Modification Offer generally is open to all active employees of Pfizer and its wholly owned subsidiaries who hold Original Awards, as applicable, and reside in a country where we have granted Eligible TSRUs and/or Eligible PSAs.

Item 12.	Exhibits.

Item 12 of the Schedule TO is amended and supplemented by updating Exhibits (a)(1)(A), (d)(2), (d)(3), (d)(4) and (d)(5) as follows:

Exhibit Number	Description

(a)(1)(A)	Offer to Modify Eligible Performance Share Awards and Eligible Total Shareholder Return Units

(d)(2)	Pfizer Inc. 2022 Long-Term Incentive Program - Employee Points of Interest Addendum

(d)(3)	Pfizer Inc. 2022 Long-Term Incentive Program - Executive Points of Interest Addendum

(d)(4)	Pfizer Inc. 2023 Long-Term Incentive Program - Employee Points of Interest Addendum

(d)(5)	Pfizer Inc. 2023 Long-Term Incentive Program - Executive Points of Interest Addendum

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2024	PFIZER INC.

	By:	/s/ Margaret M. Madden
Margaret M. Madden
Senior Vice President and Corporate Secretary
Chief Governance Counsel